UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File Number 0-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement (Form F-3 No. 333-266044) and Registration Statements (Form S-8 Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278082).

Completion of Acquisition of Stellar Blu Solutions LLC

On June 17, 2024, Wavestream Corporation (the “Buyer”), a Delaware corporation and a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (the “Company”), entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, a Delaware limited liability company (“Stellar”), MAZAV Management LLC, a Delaware limited liability company (“MAZAV”), CF GDC LLC, a Delaware limited liability company (“CFG,” and, together with MAZAV, the “Sellers”), and CFG, as the representative of the Sellers, which was amended on December 11, 2024 (as amended, the “Purchase Agreement”).

Pursuant to the Purchase Agreement, Buyer agreed to purchase from the Sellers 100% of the membership interests of Stellar (the “Acquisition”).

The Acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million, as adjusted, was funded through a combination of existing cash resources, and approximately $60 million from a new secured credit agreement that Buyer and the Company entered into with HSBC Bank USA, NA and Bank Hapoalim B.M. (as described below).

The total cash consideration in connection with the Acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

Entry into Credit Agreement

In connection with the consummation of the Acquisition, Buyer and the Company entered into a senior secured credit agreement with HSBC Bank USA, NA and Bank Hapoalim B.M., as lenders, and with HSBC Bank USA, NA, as Administrative Agent and Sole Lead Arranger and Sole Bookrunner (the “Credit Agreement”).  The Company used $60 million of the loan to fund a portion of the initial cash consideration required to close the Acquisition, and may draw upon an additional $40 million to fund potential future performance milestone payments under the terms of the Purchase Agreement. The Credit Agreement contains a number of covenants that, under certain circumstances may limit the Company and Buyer’s ability and their respective subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

These summaries of the principal terms of the Purchase Agreement and the Credit Agreement are intended to provide information regarding certain key terms of such agreements and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the Securities and Exchange Commission.

Press Release

The Company issued a press release on January 7, 2025 announcing the completion of the Acquisition. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Language Concerning Forward-Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Important factors that could cause or contribute to such differences include risks relating to: the potential impact of the closing of the Acquisition on the ability of the Company and Stellar to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Stellar do business, or on the Company’s or Stellar’s operating results and business generally; disruption of the current plans and operations of the Company and Stellar as a result of the Acquisition, including risks that Stellar’s business will not be integrated successfully into the Company’s operations; risks relating to the Company’s ability to realize anticipated benefits of the combined operations; changes in general economic and business conditions; inability to maintain market acceptance of the Company’s products; inability to timely develop and introduce new technologies, products and applications; rapid changes in the market for the Company’s products; loss of market share and pressure on prices resulting from competition; introduction of competing products by other companies; inability to manage growth and expansion; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect the Company’s proprietary technology; risks associated with the Company’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas, Hezbollah and Iran; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this report are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	General Counsel & Corporate Secretary

Date: January 7, 2025

Exhibit Index

99.1	Press release, dated January 7, 2025, titled “Gilat Completes Acquisition of Stellar Blu Solutions LLC”.